Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Com Hem Holding AB (publ) Subject Company: Com Hem Holding AB Commission File No.: 132-02822 COM HEM Q2 2018 INTERIM REPORT JULY 11, 2018

DISCLAIMER DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology, including words such as “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will”, “could” or “should” or, in each case, their negative or other variations thereof or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this presentation and include statements regarding, or based upon, our Management’s current intentions, beliefs or expectations concerning, among other things, our future results of operations, financial condition, liquidity, prospects, growth, strategies, potential acquisitions, or developments in the industry in which we operate. Forward-looking statements are based upon assumptions and estimates about future events or circumstances, and are subject to risks and uncertainties. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will materialise. Accordingly, our actual results may differ materially from those expressed or implied thereby. Unless otherwise specified, forward-looking statements herein speak only as of the date of this presentation. We undertake no obligation, and do not intend, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above. Readers are cautioned not to place undue reliance on any forward-looking statements.

TABLE OF CONTENT SUMMARY AND OUTLOOK OPERATIONAL UPDATE Com Hem Segment Boxer Segment Commercial update FINANCIAL PERFORMANCE Group financial performance Com Hem Segment Boxer Segment Group P&L Group cash flow and capital structure

SUMMARY COM HEM GROUP ON TRACK FOR FULL YEAR GUIDANCE SUMMARY OF Q2 2018 ARPU increase for both Com Hem and Boxer following successful price adjustments Com Hem consumer ARPU up SEK 8 sequentially to SEK 378 - in-line with previous years Com Hem consumer churn declined by 2.0 percentage points sequentially to 12.8% Boxer consumer ARPU up SEK 5 sequentially to SEK 309 Boxer consumer churn declined by 2.7 percentage points sequentially to 16.6% Steady volume growth in spite of higher YoY churn and competitor activity Com Hem added 5,000 subscribers and 8,000 broadband RGUs – affected by phasing of price adjustment related churn and signs of competitors introducing convergent offers Boxer broadband net adds of 4,000 - in line with previous quarters Boxer subscriber and RGU decline of 7,000 and 6,000, respectively – in-line with previous quarters Financial growth in-line with guidance Group revenue growth of 1.1% with a growth of 3.5% in the Com Hem Segment offset by a 6.2% decline in the Boxer Segment Group underlying EBITDA growth of 3.8% with a growth of 4.0% in the Com Hem Segment and 1.8% in the Boxer Segment Group operating free cash flow increase of 20.5% The final dividend payment of SEK 3.00 per share was distributed to shareholders in early July Boxer integration completed Boxer systems integrated with the remaining SEK 25m of annual synergies to be realized from Q3 onward Commercial update TV Hub launched for Com Hem and Boxer New coax router launched enabling launch of 1+ Gbit/s speeds in H2 2018 Com Hem Smart launched - a digital platform for tenants and housing associations in apartments

LOOKING FORWARD OUTLOOK FOR THE GROUP Continue to execute more-for-more strategy, adding value to our customers TV Hub now available to both brands and all infrastructures TV strategy now focusing on further development of our boxless TV-subscription Continue network upgrade rollout – 1+ Gbit/s speeds enabled in H2 2018 Preparing the company for the merger with Tele2 – on track to close in Q4 COM HEM TO SOMEONE WHO LISTENS REITERATING FINANCIAL GUIDANCE FOR THE GROUP – 2018 AND MID-TERM Underlying EBITDA We aim to deliver mid-single digit underlying EBITDA growth for the entire Group annually. We expect growth to be skewed toward the Com Hem Segment in 2018 as we continue necessary efforts to execute on the turnaround of Boxer CAPEX We expect Capex for the entire Group to be in the range of SEK 1.0-1.1bn annually Leverage target We aim to maintain our leverage within the interval of 3.5-4.0x underlying EBITDA LTM

OPERATIONAL UPDATE

OPERATIONAL HIGHLIGHTS

COM HEM SEGMENT


Consumer Churn
(%)
13.6%
12.4%
12.8%
13.6%
14.8%
12.8%
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018


Consumer ARPU
(SEK)
368
376
373
373
371
378
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018


Unique Consumer Subscribers
(000')
952
961
972
983
987
992
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018


Broadband RGUs
(000')
713
724
736
750
757
765
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018


DTV RGUs & High-End STBs*
(000')
644
251
645
255
651
259
655
264
653
267
654
273
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018


Total RGUs
(000')
1,634
1,642
1,656
1,671
1,670
1,671
713
724
736
750
757
765
644
645
651
655
653
654
277
272
269
266
260
252
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Fixed-Telephony
Digital-TV RGUs
Broadband

COM HEM SEGMENT OPERATIONAL HIGHLIGHTS:

- Churn down 2.0 p.p. to 12.8%
  - Down from Q1 peak but slightly higher YoY due to small lagging effect from price adjustment
- ARPU up SEK 8 to SEK 378
  - Driven by benefit from Q1 price adjustment
- Steady volume growth in spite of temporary headwinds
  - Some impact from increased competitor activity
  - Improved growth sequentially but lower YoY due to higher churn
  - Unique consumer subscribers up 5,000 to a record high 992,000
  - Broadband RGUs up 8,000 to record high 765,000
  - DTV RGUs up 1,000 to 654,000
  - High-end STBs* increased by 7,000 driven by launch of the new TV Hub

** Refers to customers with either a TiVo or a TV Hub set top box*

COM HEM

7

OPERATIONAL HIGHLIGHTS BOXER SEGMENT Consumer Churn (%) 19.2% 15.0% 14.4% 19.4% 19.3% 16.6%* Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Consumer ARPU (SEK)297 298 298 301 304 309* Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Broadband RGUs (000’) +5 +4 +5 +4 +4 14 19 23 28 32 36 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Total RGUs (000’) -5 -6 -7 -7 -6* 498 493 487 480 473 464 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 BOXER SEGMENT OPERATIONAL HIGHLIGHTS: Churn down 2.7 p.p to 16.6% Still at high levels partly due to Q1 price adjustments ARPU up SEK 5 to SEK 309 Driven by price adjustments on digital TV and growing dual base (DTV and broadband) Volume growth in-line with previous quarters Decline in RGUs of 6,000, in-line with previous quarters Decline in unique customers of 7,000, showing steady improvement Broadband RGUs up 4,000 to 36,000, in-line with previous quarters * Opening balance for Q2’18 adjusted due to database cleaning in connection to system migration of Boxer customer base. Q2’18 KPls calculated based on adjusted opening balance.

TV HUB LAUNCHED FOR COM HEM AND BOXER TV HUB INCLUDED IN COM HEM MARKETING IN MAY 2018 COM HEM TO SOMEONE WHO LISTENS TV Hub launched for both brands offering the best modern way to watch TV ever; TV Hub soft launched for Com Hem mid April followed by marketing launch on 3 May Boxer launched the TV Hub on 14 June, available across the DTT network Boxer TV Hub has the same great features as Com Hem: on demand content, apps, voice control and support for 4K content Strong initial interest from prospects and existing customers of both brands, expected to grow as awareness increases Early usage data shows customers are engaging with the new features and content, enriching their TV viewing experience

BROADBAND AND LANDLORD SERVICES ENHANCED

NEW COAX ROUTER LAUNCHED ENABLING LAUNCH OF 1+ GBIT/S SPEEDS IN H2 2018


COM HEM TO EVEN
BETTER WIFI RANGE

- Docsis 3.1 router launched for Com Hem enabling speeds of 1+ Gbit/s in H2 2018
- Outperforms Telia and Telenor's top routers in terms of both speed and range;
  - 29% faster average speed than nearest competitor
  - Significantly better range than nearest competitor (400% faster at 16 meter range)
- Included as standard for new customers buying 100 Mbit/s and above

COM HEM SMART LAUNCHED - A DIGITAL PLATFORM FOR TENANTS AND HOUSING ASSOCIATIONS


COM HEM TO A
SMART HOME

- Com Hem Smart is a user-friendly app for smartphones, where the users have control over large parts of their home and daily life
- Services in Com Hem Smart include;
  - Instant communication between tenants and the landlord
  - Simple booking of common resources, enabling a sharing economy among neighbors
  - Quick and easy support for administration, information sharing and building maintenance
  - Possibility to monitor services for smart buildings and homes

COM HEM
10

FINANCIAL PERFORMANCE

SECOND QUARTER FINANCIAL HIGHLIGHTS COM HEM GROUP Revenue (SEKm) Com Hem Boxer 1,794 430 1,364 1.1% 3.5% 1,815 403 1,411 Q2 2017 Q2 2018 Capex (in % of revenue) (SEKm) Com Hem Boxer 17.4% 311 45 266 14.0% 253 29 225 Q2 2017 Q2 2018 Underlying EBITDA (SEKm) Com Hem Boxer 730 82 648 3.8% 4.0% 758 84 674 Q2 2017 Q2 2018 Operating Free Cash Flow (SEKm) Com Hem Boxer 419 37 382 20.5% 17.7% 504 55 449 Q2 2017 Q2 2018 OUTCOME Q2 2018 Com Hem Segment revenue grew by 3.5% to SEK 1,411m, as a result of continued broadband and DTV volume and price growth Boxer revenue decline continued due to DTT churn leading to Group revenue growth of 1.1% to SEK 1,815m for the quarter Underlying EBITDA growth of 4.0% for the Com Hem Segment and 3.8% for the Group explained by slightly lower cost base while revenue growing Lower capex spend compared to Q2 2017, maintaining guidance of SEK 1.0-11bln for full year Operating free cash flow above SEK 0.5bln in the quarter, YoY growth of 20.5% for the Group

STABLE GROWTH

COM HEM SEGMENT

(SEKm)	Q2 2018	Q2 2017	Change	H1 2018	H1 2017	Change
Network operator	216	213	1.5%	428	409	4.7%
Consumer	1,121	1,074	4.3%	2,214	2,118	4.5%
B2B	69	71	(3.3%)	135	145	(7.1%)
Other	6	6	(5.2%)	9	14	(31.2%)
Total revenue	**1,411**	**1,364**	**3.5%**	**2,785**	**2,685**	**3.7%**
Production costs	(426)	(413)	3.1%	(845)	(809)	4.5%
Gross profit	**986**	**951**	**3.6%**	**1,940**	**1,876**	**3.4%**
Gross margin	69.8%	69.7%		69.6%	69.9%	
Operating costs*	(312)	(304)	(2.7%)	(605)	(600)	0.8%
Underlying EBITDA	**674**	**648**	**4.0%**	**1,335**	**1,277**	**4.6%**
Underlying EBITDA margin	*47.7%*	*47.5%*		*47.9%*	*47.5%*	
Capex						
Network related	(84)	(103)	(18.8%)	(160)	(184)	(13.1%)
CPEs and capitalized sales commissions	(77)	(97)	(20.0%)	(188)	(181)	3.6%
Product & IT development	(57)	(61)	(6.7%)	(107)	(113)	(5.6%)
Other capex	(7)	(5)	26.6%	(14)	(14)	(2.5%)
Total capex	**(225)**	**(266)**	**(15.5%)**	**(469)**	**(493)**	**(4.9%)**
Operating Free Cash Flow	449	382	17.7%	867	784	10.6%

OUTCOME Q2 2018

- 4.3% growth in consumer revenue driven by growth in broadband and DTV RGUs, improved broadband tier mix as well as price
- Increase in network operator revenue of 1.5% as a result of network expansion (fibre installation revenue and iTUX communication operator revenue)
- B2B revenue decline of 3.3% caused by continued decline in lower margin OffNet legacy business not being fully offset by OnNet revenue growth of 31.7%
- Underlying EBITDA growth of 4.0% with gross margin as well as underlying EBITDA margin stable compared to last year. Q2 operating costs temporarily slightly up
- Capex on a lower level than Q2 2017 as network related capex is temporarily low and lower level of investments in CPEs
- Operating free cash flow growth of 17.7% for the quarter and 10.6% for H1

** Excluding items affecting comparability, write-downs and depreciation and amortisation*

COM HEM
13

REMAINING SYNERGIES TO BE REALIZED IN H2 2018

BOXER SEGMENT

BOXER

(SEKm)	Q2 2018	Q2 2017	Change	H1 2018	H1 2017	Change
Revenue	403	430	(6.2%)	813	866	(6.1%)
Production costs	(258)	(275)	(6.2%)	(525)	(550)	(4.4%)
Gross profit	145	155	(6.2%)	288	316	(8.9%)
Gross margin	36.0%	36.0%		35.4%	36.5%	
Operating costs*	(61)	(73)	15.3%	(128)	(151)	15.2%
Underlying EBITDA	84	82	1.8%	160	165	(3.2%)
Underlying EBITDA margin	*20.8%*	*19.2%*		*19.7%*	*19.1%*	
Capex						
CPEs and capatalised sales commissions	(21)	(34)	(37.3%)	(52)	(70)	(25.1%)
Integration capex Boxer	(7)	(12)	(36.2%)	(32)	(18)	80.1%
Total capex	(29)	(45)	(37.0%)	(85)	(88)	(3.5%)
Operating Free Cash Flow	55	37	49.3%	75	78	(2.8%)

OUTCOME Q2 2018

- Continued pressure on Boxer revenue and subscriber base, growth within fibre based services is not fully offsetting DTT revenue decline
- Lower operating costs than Q2 last year is fully compensating for the lower gross profit, leading to underlying EBITDA returning to growth
- Remaining synergies of around SEK 25m on annual basis to be realized from H2 when system integration now completed. Will offset continued pressure on gross profit from loss of revenue
- Capex materially lower due to less need of buying CPEs and Boxer system integration completed during the quarter
- Operating free cash flow growth of 49.3% for the quarter

** Excluding items affecting comparability, write-downs and depreciation and amortisation*

COM HEM
14

CONSOLIDATED PROFIT AND LOSS STATEMENT

COM HEM GROUP

(SEKm)	Q2 2018	Q2 2017	Change	H1 2018	H1 2017	Change
Revenue	1,815	1,794	1.1%	3,599	3,551	1.3%
Production costs	(684)	(688)	(0.6%)	(1,371)	(1,358)	0.9%
Gross profit	1,131	1,106	2.2%	2,228	2,193	1.6%
Gross margin	*62.3%*	*61.7%*		*61.9%*	*61.7%*	
Operating costs*	(373)	(376)	(0.8%)	(733)	(751)	(2.4%)
Underlying EBITDA	758	730	3.8%	1,495	1,442	3.7%
Underlying EBITDA margin	*41.8%*	*40.7%*		*41.5%*	*40.6%*	
One-off items**	(65)	(23)	n/m	(101)	(28)	n/m
EBITDA	693	707	(2.1%)	1,394	1,414	(1.4%)
Depreciation and amortization	(478)	(485)	(1.4%)	(958)	(960)	(0.2%)
EBIT	214	222	(3.6%)	436	454	(3.9%)
Net financial expenses	(120)	(139)	(14.0%)	(223)	(230)	(3.0%)
Taxes	11	(31)	n/m	(21)	(65)	(68.0%)
Net result for the period	105	52	n/m	192	158	21.2%

OUTCOME Q2 2018

- Revenue growth of 1.1% translating into underlying EBITDA growth of 3.8%, as the cost base for the Group is slightly lower compared to last year, resulting in underlying EBITDA margin expansion
- Increased one-off items, mainly due to costs associated with the Tele2 merger (SEK 26m in Q2 and SEK 38m in H1) as well as restructuring and operating currency losses
- Average blended interest rate of 2.4% compared to 2.5% in Q2 2017
- Net financial expenses include SEK -41m (SEL -59m in Q2 2017) of effects from revaluation of incentive programs
- Taxes include positive one-time effect of SEK 39m related to reduced tax rate in Sweden from 2019
- Net result increased by 102% to SEK 105m due to effects of revaluation of warrant program and a positive one-time adjustment of deferred taxes in Q2 2018

** Excluding non-recurring items, write-downs and depreciation and amortisation*

*** Items affecting comparability, Operating currency loss/gains and disposals*

COM HEM

15

CASH FLOW AND CAPITAL STRUCTURE COM HEM GROUP (SEKm) Q2 2018 Q2 2017 Change H1 2018 H1 2017 Change Underlying EBITDA 758 730 3.8% 1,495 1,442 3.7% Capex (253) (311) (18.7%) (553) (581) (4 .7%) Operating Free Cash Flow 504 419 20.5% 942 861 9.4% Change in net working capitol 26 (130) n/m (11) (170) (93.6%) Taxes paid (43) - n/a (57) (31) 82.7% Interest on Loans and Notes (96) (93) 3.1% (206) (145) 42.2% Equity Free Cash Flow* 392 196 99.9% 668 515 29.7% EqFCF per outstanding share 2.2 1.1 n/m 3.8 2.8 33.0% Dividend - - n/a (530) (366) 44.7% Share buy-backs (189) n/m (209) (410) (48 .9%) Total shareholder remuneration (189) n/m (740) (776) (4.7%) Change in Loans and Notes (1) 146 n/m 197 242 (18.6%) Repurchase of warrants (166) (94) 76.8% (166) (94) 76.8% Other items (96) (29) n/m (139) (61) n/m Net cash generated/used 128 31 n/m (180) (174) 3.2% Cash balance EoP 410 295 38.9% 410 295 38.9% Cash and unutilised bank facilities 1,310 1,445 1,310 1,445 Net Debt 10,865 10,742 10, 865 10,742 Leverage (Net debt/Underlying EBITDA LTM) 3.6x 3.7x 3.6x 3.7x *Underlying EBITDA less Capex, interest, taxes and change in net working capital OUTCOME Q2 2018 Underlying EBITDA growth of 3.8% and lower capex than Q2 2017 leading to operating free cash flow growth of 20.5% Equity free cash flow doubled to SEK 392m, explained by better operating free cash flow contribution of SEK 85m and a positive change in net working capital for the quarter Leverage at 3.6x net debt/ underlying EBITDA LTM, well within our target range of 3.5-4.0x Well capitalised with SEK 1.3bn in cash and unutilised credit facilities at the end of June

IMPORTANT INFORMATION The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2 AB (publ) (“Tele2”). Tele2 has submitted a registration statement on Form F-4 to the Securities and Exchange Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”). Tele2 is expected to mail a merger document, which is part of the registration statement on Form F-4, to security holders of COM HEM in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 plans to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the registration statement and merger document become available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40 or from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88. In addition to the registration statement and merger document, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at: http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively. FORWARD LOOKING STATEMENTS The information in this document may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all. NO SOLICITATION This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. COM HEM